Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Keane Group, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, of our report dated March 20, 2017, with respect to the consolidated balance sheets of Keane Group Holdings, LLC and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, changes in members’ equity, and cash flows for the years then ended, incorporated by reference in the Registration Statement No. 333-222500, as amended, and to the reference to our firm under the heading “Experts” in the prospectus included in such Registration Statement.

/s/ KPMG LLP

Houston, Texas

January 17, 2018